Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS FOURTH QUARTER AND YEAR-END 2011
RESULTS

Successful execution of new business strategy resulted in a 35 percent year over year organic revenue growth

Toronto, Ontario – March 21, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today its financial results for the fourth quarter and fiscal year ended December 31, 2011.  All figures are in Canadian dollars.

Northcore reported consolidated revenues of $212,000 for the fourth quarter, representing an increase of $36,000 or 20 percent from the $176,000 generated in the same period of 2010.  For the year ended December 31, 2011, Northcore reported consolidated revenues of $785,000, an increase of $203,000 or 35 percent from the $582,000 reported in 2010.  The growth in revenues was attributed primarily to the development of a group purchase platform and applications implementation for our strategic partners.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application development, software customization and social commerce solutions.

Northcore reported an Operational EBITDA loss for the fourth quarter of $369,000, representing an improvement of $73,000 or 17 percent from the Operational EBITDA loss of $442,000 reported for the same quarter of 2010.  Northcore reported year-to-date Operational EBITDA loss of $1,567,000, an improvement of $170,000 or 10 percent compared to the Operational EBITDA loss of $1,737,000 reported in 2010.   The improvement in the year-to-date Operational EBITDA loss was primarily due an increase in revenues, partially offset by an increase in sales and marketing expenses.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

Northcore Reports Fourth Quarter and Year-End 2011 Results

For the quarter and year ended December 31, 2011, Northcore reported a net loss per share of $0.003 and $0.020 respectively, basic and diluted. This compares to a loss per share of $0.004 and $0.019 respectively, basic and diluted, in the same period of 2010.

As at December 31, 2011, Northcore held cash of $1,760,000 and accounts receivable of $187,000.

Northcore achieved a number of milestones during the 2011, notably:

Operational Activities
•	Recruited a new CEO, Chairman and two Board of Directors members to assist with corporate realignment and growth initiatives;
•	Completed the acquisition of the Discount This asset base, inclusive of unique Intellectual Property, to serve as the basis for a coordinated IP strategy;
•	Opened a U.S. based office in Naples, Florida to facilitate greater access to American market opportunities;
•	Completed major upgrades to production information technology infrastructure, including Server Architecture, Database Management Systems and Operating Environments;
•
Launched a strategic initiative with Pellegrino and Associates to position Northcore to take advantage of high growth domains with its proprietary Working Capital Engine and Dutch Auction IP portfolio;

•	Closed an equity private placement, generating net proceeds of $713,000 through the issuance of common shares and warrants;
•	Secured $3,574,000 in proceeds through the exercise of warrants and options by current holders; and
•	Continued to strengthen our balance sheet through the conversion of all remaining secured subordinated notes into equity and repayment of notes payable.

Customer Activities
•
Successful deployment of Northcore’s e-tendering technology for the Irish Government Health Services Executive’s initial online acquisition pilot, resulting in a 30 percent savings on a €30 million acquisition;

•	Launch of the Home Hardware Dealer-Owners Connect website at the bi-annual Home Hardware market showcase;
•	Formation of a Social Commerce Group to focus on helping corporations leverage social media to accelerate buying and selling;
•	Contractual renewal of multiple long-term enterprise clients;
•	Execution of new contractual agreements with customers in multiple industry segments;
•	Implementation of an “Intelligent Agent” data extraction initiative for a major strategic partner; and
•	Award of Vendor of Record status by Ontario Government.

Northcore Reports Fourth Quarter and Year-End 2011 Results

Outlook

“In 2011, we implemented significant changes that yielded important incremental progress in all core attributes of the company,” said Amit Monga, CEO of Northcore Technologies. “The areas of focus have been definition and internalization of a new strategic vision, delivery of continuous sequential improvements to the company balance sheet and securing adequate funding to execute the evolving plan.  Based on the results, we now enter 2012 with a considered optimism and the belief that Northcore is well positioned for the future.”

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.  For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

Northcore Reports Fourth Quarter and Year-End 2011 Results
Northcore Technologies Inc.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	December 31,	December 31,
	2011	2010

Cash	$1,760	$51
Accounts receivable	187	151
Deposits and prepaid expenses	40	36
Investment in GE Asset Manager, LLC	24	15
Capital assets	91	31
Intangible assets	807	-
Total assets	$2,909	$284

Accounts payable	$239	$400
Accrued liabilities	173	219
Deferred revenue	3	3
Current portion of long term debts	-	1,031
Non-current portion of long term debts	-	204
Total shareholders' equity (deficiency)	2,494	(1,573)
Total liabilities and shareholders' equity	$2,909	$284

Northcore Reports Fourth Quarter and Year-End 2011 Results
Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income
(expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenues	$212	$176	$785	$582

Other income:
Income from GE Asset Manager, LLC	15	11	69	43

Operating expenses:
General and administrative	362	391	1,670	1,440
Customer service and technology	183	184	726	734
Sales and marketing	51	54	260	188
Employee stock options	248	143	1,873	517
Depreciation	12	6	32	22
Total operating expenses	856	778	4,561	2,901
Loss from operations	(629)	(591)	(3,707)	(2,276)

Finance costs:
Cash interest expense	10	54	103	154
Accretion of secured subordinated notes	21	32	124	115
Total finance costs	31	86	227	269

Other expenses:
Gain on settlement of debt	-	-	-	(57)
Provision for impaired investment	-	-	-	544
Total other expenses	-	-	-	487

Loss and comprehensive loss for the period	$(660)	$(677)	$(3,934)	$(3,032)
Loss per share, basic and diluted	$(0.003)	$(0.004)	$(0.020)	$(0.019)
Weighted average number of shares outstanding, basic and diluted (000's)	213,732	165,118	196,180	162,899